Exhibit 15.2

March 30, 2021

Securities and Exchange Commission

Washington, DC 20549 – 0405

U.S.A.

We are the independent auditors for Plymouth Rock Technologies Inc. (the “Company”). The Company provided us with a copy of the disclosures in its Annual Report on Form 20-F and for the year ended November 30, 2020 (the “Form 20-F”) and requested that we furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not we agree with the statements in Item 16F of the Form 20-F, and if not, stating the respects with which we do not agree.

We have read the Company’s disclosure regarding “Change in Registrant’s Certifying Accountant” as included in Item 16F of the Form 20-F and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,